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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ) *

Granahan McCourt Acquisition Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

385034103

(CUSIP Number)

December 31, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would altar the disclosure previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

CUSIP NO. 385034103	Schedule 13G	Page 2 of 5 Pages

1	Names of Reporting Persons: David C. McCourt
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number Of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power 2,574,900
6 Shared Voting Power 0
7 Sole Dispositive Power 2,574,900
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,574,900
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 18.3%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 385034103	Schedule 13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer
Granahan McCourt Acquisition Corporation
(b)	Address of Issuer’s Principal Executive Offices
179 Stony Brook Road
Princeton, NJ 08525

Item 2.

(a)	Name of Person Filing
David C. McCourt (“Reporting Person”)
(b)	Address of Principal Business Office or, if none, Residence of Filers
179 Stony Brook Road
Princeton, NJ 08525
(c)	Citizenship United States
(d)	Title of Class of Securities
Common Stock, par value $0.0001 per share
(e)	CUSIP Number 385034103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or Dealer registered under Section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	Group, in accordance with Section 240.13d-1(b)-(1)(ii)(J).

CUSIP NO. 385034103	Schedule 13G	Page 4 of 5 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:
2,574,900
(b)	Percent of Class:
18.3%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:
2,574,900
(ii) shared power to vote or to direct the vote: 0
(iii) sole power to dispose or to direct the disposition of: 2,574,900
(iv) shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP NO. 385034103	Schedule 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2007

DAVID C. MCCOURT
/s/David C. McCourt
David C. McCourt